Shareholder Meeting Results
(Unaudited)

January 31, 2013 annual meeting

At the meeting, each of the nominees for Trustees was elected, as follows:


				Votes for	Votes withheld
Liaquat Ahamed			15,245,674	492,964
Ravi Akhoury			15,286,987	451,651
Barbara M. Baumann		15,324,496	414,142
Jameson A. Baxter		15,325,307	413,331
Charles B. Curtis		15,296,334	442,304
Robert J. Darretta		15,323,807	414,831
Katinka Domotorffy		15,239,578	499,060
John A. Hill			15,272,230	466,408
Paul L. Joskow			15,299,697	438,941
Elizabeth T. Kennan		15,275,854	462,784
Kenneth R. Leibler		15,323,899	414,739
Robert E. Patterson		15,311,519	427,119
George Putnam, III		15,308,274	430,364
Robert L. Reynolds		15,334,990	403,648
W. Thomas Stephens		15,305,462	433,176

A proposal to approve fixing the number of Trustees at fifteen was approved as follows:

Votes for 	Votes against 	Abstentions

15,040,486        494,655            203,497

All tabulations are rounded to the nearest whole number.